Exhibit 99.2

NOTICE OF 2010 ANNUAL GENERAL AND SPECIAL
MEETING

______________________________________________________________

INFORMATION CIRCULAR

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING	i
INFORMATION CIRCULAR	1
Solicitation of Proxies	1
Appointment and Revocation of Proxies	1
Voting of Proxies	2
Exercise of Discretion	2
Voting by Non-Registered Shareholders	2
Voting Securities and Principal Holders of Voting Securities	3
Quorum and Votes Necessary to Approve Matters at Meeting	3
Particulars of Matters to be Acted Upon at the Meeting	4
Election of Directors	4
Consolidation of the Company’s Outstanding Common Shares	5
Appointment of Auditors	7
Executive Compensation Discussion and Analysis	7
Compensation Committee	7
Overview of Executive Compensation	7
Compensation Elements	8
Performance Graph	10
Summary Compensation Table	11
Incentive Plan Awards	11
Long-Term Incentive Plans	11
Stock Options	12
Outstanding Share Based Awards and Option-Based Awards Table	12
Incentive Plan Awards Table	13
Termination of Employment, Change in Responsibilities and Employment Contracts	13
Compensation of Directors	15
Corporate Governance	16
Composition of the Board	17
Board Committees	17
Summary of Attendance of Directors	20
Code of Ethical Conduct	20
Interest of Insiders in Material Transactions	20
Interest of Certain Persons in Matters to be Acted Upon	20
Indebtedness of Directors and Senior Officers	20
Additional Information	21
Schedule “A” – Corporate Governance Disclosure	A-1

RESPONSE BIOMEDICAL CORPORATION

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the shareholders of RESPONSE BIOMEDICAL CORPORATION (“Response” or the “Company”) will be held at the Segal School of Business, 500 Granville Street, 1300-1500 Event Rooms, Vancouver, British Columbia at 9:00 a.m. (Vancouver time) on 4 May 2010 for the following purposes:

1.	To receive and consider the consolidated financial statements of the Company for the financial year ended 31 December 2009, together with the auditor’s report thereon;

2.	To elect Directors to hold office until the next annual general meeting;

3.
To consider and, if thought appropriate, pass a special resolution approving the consolidation of the common shares of the Company at a ratio of ten (10) to one (1), as more particularly described in the management information circular of Response Biomedical accompanying this Notice of Meeting (the “Circular”); and

4.	To re-appoint Ernst & Young LLP as the auditors of the Company to hold office until the next annual general meeting at a remuneration to be fixed by the Board of Directors.

Accompanying this Notice of Meeting are: (i) an Information Circular; (ii) a form of Proxy for use at the Meeting; and, (iii) a reply card for use by shareholders who wish to receive the Company’s interim and annual financial statements and management’s discussion and analysis thereon.

If you are a registered shareholder and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and deposit it with Computershare Investor Services Inc., Attention: Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.

If you are a non-registered shareholder and receive materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.  If you wish to attend the Meeting in person or designate another person to attend the Meeting in your place, write your name or the name of your designate, on the “Appointee” line on the voting instruction form provided by your broker, sign and date the form and return it in the envelope provided.

If you are a non-registered shareholder and do not complete and return the materials in accordance with the foregoing instructions, you may lose the right to vote at the Meeting.

If you have any questions about the procedures to be followed to qualify to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare Investor Services Inc. by telephone (toll free) at 1-800-564-6253.

This Notice of Meeting, the Information Circular, the form of Proxy and the reply card are first being sent to shareholders of the Company on or about 7 April 2010.

i

DATED at Vancouver, British Columbia, this 7th day of April, 2010.

BY ORDER OF THE BOARD

S. Wayne Kay
Chief Executive Officer and Director

ii

INFORMATION CIRCULAR

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of RESPONSE BIOMEDICAL CORPORATION (the “Company”) to be used at the annual general and special meeting (the “Meeting”) of shareholders of the Company to be held at the Segal School of Business, 500 Granville Street, 1300-1500 Event Rooms, Vancouver, British Columbia at 9:00 a.m. (Vancouver time) on 4 May 2010, and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual General and Special Meeting (“Notice of Meeting”).  While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by Directors, Officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The persons named in the enclosed Proxy are Directors or Officers of the Company.  A registered shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting other than either of the persons designated in the accompanying form of Proxy, and may do so either by striking out the printed names and inserting the name of such other person in the blank space provided in the Proxy or by subsequently completing another suitable form of Proxy.

A Proxy will not be valid unless the completed and signed Proxy is delivered to the offices of Computershare Investor Services Inc., Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario, M5J 2Y1, Fax:1-866-249-7775, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the scheduled commencement of the Meeting or any adjournment or postponement thereof.  An undated but executed Proxy will be deemed to be dated the date of mailing of the Proxy.

A registered shareholder who has given a Proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by the registered shareholder or by such shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation; and, (b) delivered to the office of Computershare Investor Services Inc., Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario, M5J 2Y1, Fax: 1-866-249-7775, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, or to the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof, before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law.  Attendance at the Meeting and participation in a poll by a registered shareholder will automatically revoke the Proxy.

Voting of Proxies

Common shares represented by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Shares represented by such proxies will be voted accordingly.  If no choice is specified, the persons designated in the accompanying form of proxy will vote FOR all matters proposed by management at the Meeting.  If for any reason the instructions of a shareholder in a proxy are uncertain as they relate to the election of Directors, the proxyholder will not vote the common shares represented by that proxy for any Director.

Exercise of Discretion

The shares represented by any Proxy in favour of the management nominees will, if the instructions contained in the Proxy are certain, be voted or withheld from voting on any poll in accordance with the instructions of the registered shareholder in the Proxy and, if the registered shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.  In the absence of such direction or where the instructions are uncertain, it is intended that such shares will be voted for the approval of the items set out in the Proxy.  Further, it is intended that such shares will be voted in favour of each of the nominees for election as Directors set out therein.  The Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of mailing or other publication of this Information Circular, the management of the Company knew of no such amendments, variations, or other matters to come before this Meeting.  If any amendment or variation or other matter comes before the Meeting the persons named in the Proxy will vote in accordance with their judgment on such amendment, variation or matter.

Voting by Non-Registered Shareholders

Only registered shareholders or persons they appoint as their proxyholders are permitted to attend and/or vote at the Meeting.  However, in many cases, common shares of the Company (the “Shares”) beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)
In the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares, such as a bank, trust company, securities dealer or broker or trustee or administrator of self-administered RRSPs, RRIFs, RESPs or similar plans; or

(b)	In the name of a depository (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of applicable securities laws, the Company has distributed copies of the Notice of Meeting, this Information Circular, the form of Proxy, and the reply card for use by shareholders who wish to receive the Company’s financial statements (collectively, the “Meeting Materials”) to the depositories and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward Meeting Materials to Non-Registered Holders, unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies, such as Broadridge Financial Solutions Inc. (“Broadridge”), to forward the Meeting Materials to Non-Registered Holders.  Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
Receive, as part of the Meeting Materials, a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions provided by the Intermediary on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or through the internet); or

(b)
Be given a form of Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  This form of Proxy need not be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a Proxy should otherwise properly complete this form of Proxy and deposit it as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own.  Should a Non-Registered Holder who receives either a Proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the accompanying Proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary or its service company.

Voting Securities and Principal Holders of Voting Securities

The authorized capital of the Company consists of an unlimited number of common shares without par value, of which 254,674,708 are issued and outstanding as of 30 March 2010, which is the record date for notice of and voting at the Meeting.  All registered shareholders as of 30 March 2010, will be entitled to vote at the Meeting.  On a show of hands, each registered shareholder present in person or by Proxy shall have one vote, and on a poll, each registered shareholder present in person or by Proxy shall have one vote for every share of which the registered shareholder is the registered shareholder on the record date for voting at the Meeting.

To the best of the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs, Shares carrying 10% or more of the voting rights attached to any class of voting securities of the Company as at 30 March 2010.

Quorum and Votes Necessary to Approve Matters at Meeting

Under the Company’s articles of incorporation, quorum for the transaction of business at a general meeting is at least two registered shareholders present at the Meeting, in person or by Proxy, holding in the aggregate, not less than 5% of the issued shares entitled to vote at the Meeting.

In order to be validly approved, each of the matters described herein to be considered by shareholders at the Meeting (other than the Consolidation Resolution (as defined below)) must be approved by an ordinary resolution passed by those shareholders.  An ordinary resolution means that the resolution must be approved by not less than a simple majority of the votes cast by the shareholders of the Company who voted in person or by Proxy at the Meeting.

In order to be validly approved, the Consolidation Resolution must be approved by a special resolution.  A special resolution means that the resolution must be approved by not less than two-thirds of the votes cast by shareholders of the Company who voted in person or by Proxy at the Meeting.

Particulars of Matters to be Acted Upon at the Meeting

Election of Directors

The terms for all current Directors of the Company will expire at the Meeting.  The six individuals named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a Director.  Each Director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia).

The following table sets out the names of the nominees for election as Directors, the city in which each is ordinarily resident, all offices of the Company now held by each of them, the period of time for which each has been a Director of the Company, the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, and their principal occupations during the past five years, as of 30 March 2010.

Name, Place of Residence and Office (1)	Period Served as Director	Number of Shares Owned or Controlled (2)	Principal Occupation for Past Five Years (1)
Richard J. Bastiani, PhD Los Gatos, CA, USA Director and Chairman of the Board	Since 30 March 2006	1,333,334
Chairman of ID Biomedical Corp., a vaccine manufacturing company, from October 1996 to December 2005.  Director of Abaxis, Inc. since 1995.  Dr. Bastiani also sits on the Board of three private companies; Pathwork Diagnostics (since 2006), DiscoveRx (since 2000) and Satoris (since 2006).  Retired since 1998.

Richard K. Bear Yarrow Point, WA, USA Director	Since 30 March 2006	666,600
Chief Financial Officer of CRH Medical Corporation, a medical products and services company, from March 2006 to present.  Chief Financial Officer of ID Biomedical Corp. from June 2002 to March 2005.  Vice President and General Manager of XO Communications, Inc. from September 1995 to May 2002.

Anthony F. Holler, MD Vancouver, BC, Canada Director	Since 30 March 2006	3,683,500
A founder of ID Biomedical Corp., holding a number of executive positions, including CEO and Director in the period March 1991 to December 2005.  Chairman of CRH Medical Corporation from December 2005 to present.  Chairman of Corriente Resources Inc. from September 2003 to present.  Chairman of Inviro Medical Inc. from May 2006 to present.  Retired since December 2005.

Todd R. Patrick Yarrow Point, WA, USA Director	Since 30 March 2006	1,828,997
President of ID Biomedical Corp. from June 1994 to January 2006.  Director of ID Biomedical Corp. from May 2000 to December 2005.  Director of Inviro Medical Inc. from January 2007 to present.  Director of CRH Medical Corporation

Name, Place of Residence and Office (1)	Period Served as Director	Number of Shares Owned or Controlled (2)	Principal Occupation for Past Five Years (1)
			from May 2006 to present. Other Board Affiliations: Seattle Biomedical Research Institute, Vaxent Vaccines LLC., C3 Jian, Inc. Retired since January 2006.
Ian A. Webb Vancouver, BC, Canada Director	Since 30 March 2006	94,700
Partner at the law firm of Borden Ladner Gervais LLP (and predecessor Ladner Downs).  Director of ID Biomedical Corp. from July 1997 to December 2005.  Director of CRH Medical Corporation from May 2006 to Present.

S. Wayne Kay Rancho Santa Fe, CA, USA Director and Chief Executive Officer	Since 11 September 2007	676,700	Executive Consulting Services from October 2004 to September 2007. President, Chief Executive Officer and Director of Quidel Corporation from January 2001 to October 2004.

Notes:
(1)	The information as to place of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective Directors individually.

(2)
The information as to Shares beneficially owned or over which a Director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective Directors individually as of 31 March 2010.

The Board of Directors has established a number of standing committees, whose functions and mandates are described elsewhere in this Information Circular.  The current members of the Company’s Compensation Committee are Dr. Anthony F. Holler (Chair) and Todd R. Patrick.  The current members of the Company’s Audit Committee are Richard K. Bear (Chair), Dr. Richard J. Bastiani and Todd R. Patrick.  The current members of the Company’s Nomination and Corporate Governance Committee are Ian A. Webb (Chair), Dr. Anthony F. Holler, Todd R. Patrick and Richard K. Bear.

Consolidation of the Company’s Outstanding Common Shares

The Company’s board seeks shareholder approval to implement a consolidation of the outstanding Shares such that each ten (10) outstanding Common Shares will be consolidated into one (1) Common Share (the “Consolidation”).   The Consolidation is subject to the approval of the TSX.

The primary purpose of completing the Consolidation is to increase the market price of the Company’s Shares.  It is anticipated that the higher share price that is expected to result from the Consolidation will help generate interest in the Company among investors and thereby assist us in raising future capital to fund our operations or make acquisitions.  As of 30 March 2010, 254,674,708 Common Shares were outstanding (326,467,877 Common Shares on a fully diluted basis, assuming exercise of outstanding warrants and options). Accordingly, using figures from that date, the Consolidation would result in approximately 25,467,470 Common Shares being outstanding (32,646,788 Common Shares on a fully diluted basis)

Shareholders should note that the ultimate effect of the Consolidation upon the market price for our Shares cannot be accurately predicted.  In particular, if the Consolidation is implemented, there is no assurance that the market price for Shares will be 10 times greater than the price for Shares immediately prior to the Consolidation.  Furthermore, even if the market price of the Shares is initially significantly higher after the Consolidation, there can be no assurance that the market price of the Shares will maintain such level for any period of time.

In addition, shareholders should be aware that even if they approve the special resolution regarding the Consolidation (the “Consolidation Resolution”) at the Meeting, the proposed form of the Consolidation Resolution provides the Directors with the discretion not to proceed with the Consolidation if they determine that to be in the best interests of the Company.

Fractional Shares which would otherwise be issued to shareholders in connection with the Consolidation will not be issued but will, instead, be rounded down to the next nearest whole number of Shares.  If the Consolidation Resolution is approved at the Meeting and the Directors decide to proceed with the Consolidation, the Company will send letters of transmittal to each registered shareholder providing instructions on such shareholders may obtain new certificates representing the number of Shares to which they are entitled as a result of the Consolidation.

At the Meeting, or any adjournment thereof, shareholders will be asked to consider and if deemed appropriate, pass, with or without variation, the Consolidation Resolution as follows:

“BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.
Subject to the receipt of all required regulatory approvals (including the approval of the Toronto Stock Exchange (“TSX”)), the consolidation of the outstanding common shares (the “Common Shares”) of Response Biomedical Corporation (the “Company”) on the basis of ten (10) old Common Shares for one (1) new Common Share (the “Consolidation”) is hereby approved;

2.
No fractional Common Shares will be issued in connection with the Consolidation.  Where any shareholder would otherwise be entitled to receive a fractional share as a result of the Consolidation, such fraction shall be rounded down to the next lower whole number;

3.
Notwithstanding that this special resolution has been duly passed by the holders of the Common Shares of the Company, the Directors of the Company may in their discretion revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the holders of the Common Shares of the Company; and

4.
Subject to the Directors determining to proceed with the Consolidation, any one Director or Officer of the Company is hereby directed and authorized to take all necessary actions, steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this special resolution, including the filing of all necessary documents with regulatory authorities including the TSX.”

The Board recommends that holders of Response Biomedical Common Shares vote FOR the Consolidation Resolution.  The persons representing management of the Company named in the enclosed form of Proxy intend to vote FOR the Consolidation Resolution, unless the shareholder specifies otherwise in the Proxy.

Appointment of Auditors

Unless otherwise instructed, the accompanying form of Proxy will be voted for the reappointment of Ernst & Young LLP as the auditors of the Company to hold office until the close of the next annual general meeting of the Company at remuneration to be fixed by the Board of Directors.  Ernst & Young LLP were first appointed auditors of the Company on 14 June 1995.

Executive Compensation Discussion and Analysis

Compensation Committee

The Company has a Compensation Committee comprised of the following independent directors: Dr. Anthony F. Holler (Chair) and Todd R. Patrick.  The Compensation Committee provides, on behalf of the Board of Directors, detailed review, oversight and approval of our policies, practices and procedures relating to human resources to ensure ongoing, long-term development and deployment of high-calibre senior management resources.  The committee reviews the performance of the Chief Executive Officer and is responsible for succession planning for the Chief Executive Officer position.  It also reviews compensation to ensure the relationship between senior management performance and compensation is appropriate and set with reference to competitive benchmarks, and monitors succession planning for senior management.

Overview of Executive Compensation

Historically, the compensation of executive officers has been comprised primarily of cash salary and the allocation of incentive stock options.  In 2007, the Company implemented a short-term incentive plan (the “Short-Term Incentive Plan”) intended to focus and align the efforts of executive officers to deliver on key Company goals.

In establishing levels of remuneration and in granting stock options, an executive's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry are taken into consideration.  Interested executives do not participate in reviews, discussions or decisions of the Board of Directors regarding their remuneration.

The general compensation philosophy of the Company for executive officers is to provide a level of compensation that:

•	Is competitive within the North American marketplace;
•	Will attract and retain individuals with the experience and qualifications necessary for the Company to be successful;
•	Will provide long-term incentive compensation which aligns the interest of executives with those of shareholders; and,
•
Will provide long-term incentives to senior management whose actions have a direct and identifiable impact on the performance of the Company and who have material responsibility for development and implementation of long-range strategy.

The Company periodically benchmarks the base salary element against local and national market data provided by several salary survey sources.  All positions below the executive level also include base salary, an annual short-term incentive plan and stock options.  The salary range maximums for positions below the executive level are at the 50th percentile of corresponding positions in those companies we compare against for our compensation levels and practices.

The compensation of our executives is designed to reflect their individual performance and short and longer-term Company results.  Base salary increases and annual incentives achieved are directly impacted by how well each senior executive has performed as an individual as well as the overall success of the Company.

Compensation Elements

The compensation package for executives is composed of the following salary elements: base salary, short-term incentive, stock options and, in some cases, perquisites. The overall compensation package has at-risk components that vary from year to year depending on our business results and individual performance.

1.	Base Salary

Providing a market competitive base salary is necessary to attract new talent and retain skilled executive talent. Actual salary levels are determined based on the individual’s performance, responsibilities and experience. In establishing the base salary for each senior executive, the Company targets the market median (50th percentile) paid for comparable executive positions.

On an annual basis the base salaries of executives are reviewed as part of the performance management process. All employees, including senior executives, have individual objectives against which their performance is assessed through performance review discussions with their manager. The performance review ratings are used for determining increases to base salary.

The Chief Executive Officer recommends base salary increases for executives to the Compensation Committee of the Board. In the case of the Chief Executive Officer, the Board reviews and assesses the competitiveness of the Chief Executive Officer’s compensation.  The Compensation Committee of the Board evaluates the Chief Executive Officer’s performance against the prior year’s objectives and finalizes the evaluation. At the beginning of each year the Compensation Committee works with the Chief Executive Officer to set performance objectives for the following year. Mr. Kay is a participant in the Short Term Incentive Plan and the Company’s stock option plan (the “2008 Stock Option Plan”).

2.	Short Term Incentive Plan

The objectives of the short term incentive plan are to: ensure focus on critical Company objectives and goals that support the achievement of the Company’s mission, ensure alignment of both team and individual objectives and activities with those identified for the Company, ensure individual rewards are linked to the performance of the Company to predetermined goals and metrics, and motivate and reward strong team and individual performance.

All employees, including executives, participate in the Short-Term Incentive Plan, which provides an annual cash award based on Company and individual contributions toward defined Company performance metrics.

The Chief Executive Officer is eligible for an incentive of up to 30% of base salary under the Short-Term Incentive Plan.  The Chief Operating Officer and the Chief Financial Officer are each eligible for an incentive of up to 25% of base salary.

The Corporate Performance Goals for 2009:

•	Revenue goal – As per approved 2009 Operating Plan ($11.6 million);
•	Raise at least 12 months of additional capital before the end of May 2009;
•	Obtain U.S. Food and Drug Administration (“FDA”) clearance of the RSV Test by 9 October 2009;
•	Launch Roche Diagnostics GmbH (“Roche”) branded product in the U.S. in March 2009 and meet monthly supply requirements with +/- 5% accuracy;

•
Execute one or more material partnerships in 2009 – this could include redistribution of distribution rights with a current partner, signing of a new distribution partner, a defined commercial plan to move forward with FIND or a partnership for a different application not yet committed;

•	Subject to approval and funding by Roche, complete NT-proBNP CLIA-waiver clinical trials and file application to FDA by year-end. Provide year-end assessment of probability of clearance in 2010;
•
Subject to the completion of the feasibility phase and approval to pursue development pre-funded by Roche, complete development of next generation Troponin I Test and pass the Development Phase Gate Review by December 2009. A Phase Gate Review is a review of the whole project to determine if the objectives are being met for the development program in accordance with the specifications initially set;

•
Reduce the cost and improve the quality of manufactured tests.  Develop metrics that track the cost of goods sold and the overall efficiency of manufacturing products to meet the Demand Plan. The Demand Plan provides the Company’s product needs to Manufacturing to allow the product to be manufactured for the customers. Provide quarterly progress reports to senior management and demonstrate continual reduction of the cost of goods sold and improved efficiency as measured by year-over-year reduction in costs and improvement in efficiency; and

•
Establish a cross-functional team with the charter to reduce variability in our products and processes, improve overall efficiency of our operational processes, and ensure successful scale-up of our processes to meet anticipated demand.

Following a year-end assessment the Board reviews and approves the aggregate of all awards payable and they are a paid out within the first six months of the following year.  In 2009, despite excellent Company performance, in order to conserve cash, it was decided not to pay out short term incentive for the year.

3.	Stock Options

The purpose of the 2008 Stock Option Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified executives, employees and consultants, to incent such individuals to contribute toward the long-term goals of the Company, and to encourage such individuals to acquire shares of the Company as long-term investments.

All eligible employees, including executives, participate in the 2008 Stock Option Plan. Options within the ranges specified for their position are granted to employees for performance and retention.

The Compensation Committee of the Board reviews and approves the recommended stock option grants.

4.	Perquisites

Certain executives benefit from automobile and accommodation allowances. The 2009 annual value of perquisites for each of the Chief Executive Officer, Chief Operating Officer and Vice President, Research & Development, were in aggregate worth less than $50,000 or 10% of the senior executive’s total salary for the year ended 31 December, 2009.

Performance Graph

The following graph shows the total cumulative return over five years for a shareholder of Response on an investment of $100 compared to the S&P/TSX composite index.

	2004	2005	2006	2007	2008	2009
RBM	100.00	64.10	93.59	103.85	11.54	16.67
S&P/TSX Composite	100.00	121.91	139.60	149.60	97.20	127.03

Response’s total shareholder return decreased 83.33% over the last five years.  Response’s share price climbed at a compounded annual growth rate of 1.32% over three consecutive years, prior to a severe decline in 2008.  This decline in late 2008 was consistent with that of the broader market decline as shown in the S&P/TSX composite index and rose slightly but remained low throughout 2009 (see graph).  In comparing Named Executive Officer compensation over the same five-year period, compensation (base salary and short-term incentive plan) increased by 62% but decreased by 27% in 2009 from 2008, compared to the cumulative 83.33% erosion in shareholder return.  The Compensation Committee is of the view that the market price of our shares in 2009 has been predominately affected by external factors over which we have no control and does not reflect our overall performance.

Particulars of Named Executive Officer Compensation

Set out below are particulars of compensation paid by the Company to the following persons (the “Named Executive Officers”):

(a)	The Company’s CEO;

(b)	The Company’s COO;

(c)
Each of the Company’s three most highly compensated executive officers, other than the Chief Executive Officer and Chief Operating Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(d)
Any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an officer of our Company at the end of the most recently completed financial year.

As at 31 December 2009, the Company had the following Named Executive Officers: S. Wayne Kay, Chief Executive Officer, Duane A. Morris, Chief Operating Officer, Livleen Kaler, Chief Financial Officer, and Dr. Paul C. Harris, Vice President, Research and Development.

Summary Compensation Table

The following table is a summary of compensation paid or payable to the Named Executive Officers for each of the Company’s three most recently completed financial years:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)((2)	Total compensation ($)
					Annual Incentive Plans	Long- Term Incentive Plans
S. Wayne Kay Chief Executive Officer	2009 2008 2007	403,224 369,112 107,016	N/A	Nil 30,000 870,000	Nil 85,684 Nil	N/A	N/A	Nil Nil Nil	403,224 484,796 977,016
Livleen Kaler(1) Chief Financial Officer	2009 2008 2007	142,160 N/A N/A	N/A	13,500 N/A N/A	Nil N/A N/A	N/A	N/A	Nil N/A N/A	81,250 N/A N/A
Duane A. Morris (2) Chief Operating Officer	2009 2008 2007	259,215 237,286 198,593	N/A	Nil 15,000 390,000	Nil 130,213 11,440	N/A	N/A	Nil Nil Nil	259,215 382,499 600,033
Paul C. Harris, PhD Vice President, Research and Development	2009 2008 2007	171,045 209,797 194,633	N/A	Nil 6,000 40,250	Nil 68,140 39,378	N/A	N/A	Nil Nil Nil	171,045 283,937 274,261

(1)
Livleen Kaler was appointed Chief Financial Officer effective 10 June 2009.  The compensation noted also includes her income from 1 January 2009 until 9 June 2009, when she served as our Director, Finance & Administration.  Robert Pilz, the former Chief Financial Officer, left the Company on 16 December 2008.

(2)	Perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total annual salary for any Named Executive Officer.

Incentive Plan Awards

Long-Term Incentive Plans

The Company has no long-term incentive plan in place and there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed financial year.  A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period greater than one financial year, other than a plan for options, stock appreciation rights or restricted share or unit compensation.

Stock Options

The Company’s 2008 Stock Option Plan, which governs the Company’s issuance of stock options and bonus shares, was approved by shareholders at the Company’s 2008 Annual General Meeting.

The Board of Directors has the sole discretion to grant options to any executives, employees and consultants (collectively, the “Eligible Individuals”) on the terms set out in the 2008 Stock Option Plan, provided no option may be granted to a consultant that is in the United States unless the consultant is a natural person providing bona fide services to the Company.  As of the date of this Information Circular, there are currently 10,094,835 options issued and 2,825,707 options available for grant, being 4% and 1.1% of the total outstanding issue, respectively.  In any one-year period, insiders of the Company are entitled to, in aggregate, a maximum number of options equal to 10% of the outstanding issue.  In any one-year period, any Eligible Individual is entitled to a maximum number of options equal to 5% of the outstanding issue.

The Board of Directors sets the exercise price of an option in their sole discretion, subject to the requirement that the exercise price be no lower than market value.  Market value is determined by the closing price of the Shares on its primary organized trading facility, or as determined to be fair value by the Board of Directors.  Options granted under the 2008 Stock Option Plan vest according to the vesting schedule of the respective option agreement, as determined by the Board of Directors, subject to acceleration at the discretion of the Board of Directors.  The expiry date of options shall be not later than the tenth anniversary of the date the options were granted.

The option holder’s entitlement to options which are granted under the 2008 Stock Option Plan but which remain unexercised ceases upon the Eligible Individual no longer holding office, or when the employment of the Eligible Individual is terminated for any reason, including resignation.  Options, which are granted to any Eligible Individual, also expire six months after death or disability of that Eligible Individual.  Options are non-assignable, except in certain conditions related to death or disability.

The 2008 Stock Option Plan may be amended in accordance with the terms thereof.  The Company does not provide financial assistance to participants under the 2008 Stock Option Plan.

The following table sets forth information concerning all awards outstanding for each Named Executive Officer during the Company’s most recently completed financial year.

Outstanding Share-Based Awards and Option-Based Awards Table

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
S. Wayne Kay Chief Executive Officer	1,500,000 500,000	1.07 0.12	Sept 11, 2012 Dec 02, 2013	Nil 2,500	N/A N/A	Nil Nil
Livleen Kaler Chief Financial Officer	100,000 50,000 150,000	0.88 0.12 0.15	Apr 3, 2012 Dec 2, 2013 Jun 19, 2014	Nil 250 Nil	N/A N/A N/A	Nil Nil Nil

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Duane A. Morris Chief Operating Officer	1,000,000 250,000	0.67 0.12	Feb 05, 2012 Dec 02, 2013	Nil 1,250	N/A N/A	Nil Nil
Paul C. Harris, PhD Vice President, Research and Development	125,000 87,500 87,500 100,000	0.58 0.52 0.88 0.12	Mar 06, 2011 Oct 03, 2011 Dec 04, 2012 Dec 02, 2013	Nil Nil Nil 500	N/A N/A N/A N/A	Nil Nil Nil Nil

(1)
In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year-end exceeds the option exercise price.  The market value is calculated as the closing market price of the Company’s shares as at 31 December 2009, (i.e. financial year end) on the TSX, which was $0.125 less the exercise price for each option.

The following table sets forth information concerning the value of all awards that have vested or been earned by each of the Named Executive Officers for the financial year ended December 31, 2009.

Incentive Plan Awards Table

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)(1)	Non-equity incentive plan compensation – Value earned during the year ($)
S. Wayne Kay Chief Executive Officer	250	N/A	N/A
Livleen Kaler Chief Financial Officer	25	N/A	N/A
Duane A. Morris Chief Operating Officer	125	N/A	N/A
Paul C. Harris, PhD Vice President, Research and Development	50	N/A	N/A

(1)
The market value is calculated as the closing market price of the Company’s shares as at 31 December 2009, (i.e. financial year-end) on the TSX, which was $0.125 less the exercise price for each option.

Termination of Employment, Change in Responsibilities and Employment Contracts

As of 31 March 2010, of the Named Executive Officers serving at the end of the most recently completed financial year, S. Wayne Kay, Livleen Kaler, Duane A. Morris and Dr. Paul C. Harris have employment agreements with the Company.  Following is a brief description of the material terms and conditions of each of these agreements.

Employment Agreement - S. Wayne Kay

Effective September 11, 2007, the Company entered into an employment agreement with Mr. Kay pursuant to which he agreed to provide his services to the Company in the capacity of Chief Executive Officer for a term to continue until terminated. Under the agreement, Mr. Kay is: (i) paid an annual salary of U.S. $350,000 equalized for taxes paid as a result of being employed by a Canadian versus US employer; (ii) eligible to participate in the 2008 Stock Option Plan, with an initial grant of an option to purchase up to 1,500,000 common shares of the Company; (iii) eligible to participate in the Company’s employee medical, dental and life insurance plans; (iv) eligible to be reimbursed for reasonable out of pocket expenses including commuting and accommodation costs of up to $2,000 per month; and (v) eligible to earn incentive bonuses for nominally 30% of his annual salary.  The agreement provides for a severance payment of one month’s salary in the event that there is cause for dismissal.  The agreement further provides for a salary continuation equal to 12 months’ salary plus two additional months’ salary for each year he is employed by the Company up to a maximum of 18 months in the event that the Company terminates Mr. Kay’s employment without cause.  The agreement provides that within 30 days of a change of control of the Company Mr. Kay may voluntarily terminate his employment by providing written notice to the Company. The termination and end of employment will be effective six months from the date of the notice.  Mr. Kay will be paid and continue to be employed for the six month period and then he will be entitled to a lump sum payment equal to 24 months’ salary and if the transaction in which the change in control occurs is effected at a value that reflects or implies a market capitalization at:  (a) equal or greater than U.S. $100 million but less than U.S. $150 million an additional lump sum payment of .01 times that Market Capitalization or (b) equal to or greater than U.S. $150 million, an additional lump sum payment of U.S. $1.5 million, such payments to be made within six months after termination and end of employment.

Employment Agreement – Livleen Kaler

Effective 9 June 2009, we entered into an employment agreement with Ms. Kaler pursuant to which she agreed to provide her services to the Company in the capacity of Chief Financial Officer for a term to continue until terminated.  Under the agreement, Ms. Kaler is: paid an annual salary of $150,000, eligible to participate in the 2008 Stock Option Plan, with an initial grant of an option to purchase up to 150,000 shares and a subsequent grant of an option to purchase up to 150,000 shares for a total of 300,000 shares; to participate in our employee medical, dental and life insurance plans; to be reimbursed for reasonable out of pocket expenses, and eligible to earn incentive bonuses for nominally 25% of her annual salary.  The agreement provides for a severance payment of one month’s salary in the event that there is cause for dismissal.  The agreement further provides for a severance payment equal to 3 months salary plus two additional months’ salary for each year she is employed by the Company up to a maximum of 18 months in the event that the Company terminates Ms. Kaler’s employment without cause.  The agreement provides that within thirty (30) days of a Change of Control Ms. Kaler may voluntarily terminate her employment by providing written notice to the Company. The termination and end of employment will be effective six (6) months from the date of termination, or earlier if agreed to by the acquiring Company. In such case Ms. Kaler will be paid and continue to be employed for six months and then she will be entitled to a lump sum payment equal to 12 months of salary.

Employment Agreement - Duane A. Morris

Effective 1 February 2007, the Company entered into an employment agreement with Mr. Morris pursuant to which he agreed to provide his services to the Company in the capacity of Chief Operating Officer for a term to continue until terminated.  Under the agreement, Mr. Morris is: (i) paid an annual salary of U.S. $200,000; (ii) eligible to participate in the 2008 Stock Option Plan, with an initial grant of an option to purchase up to 1,000,000 shares; (iii) eligible to participate in our employee medical, dental and life insurance plans; (iv) eligible to be reimbursed for reasonable out of pocket expenses, and to receive an automobile allowance of $500 per month; and (v) eligible to earn incentive bonuses for nominally 25% of his annual salary.  The agreement provides for a severance payment of one month’s salary in the event that there is cause for dismissal.  The agreement further provides for a severance payment equal to six months’ salary plus two additional months’ salary for each year he is employed by the Company up to a maximum of 18 months in the event that the Company terminates Mr. Morris’ employment without cause.  The agreement provides that within 30 days of a change of control of the Company Mr. Morris may voluntarily terminate his employment by providing written notice to the Company. The termination and end of employment will be effective six months from the date of termination, or earlier if agreed to by the acquiring company.  In such case Mr. Morris will be paid and continue to be employed for six months and then he will be entitled to a lump sum payment equal to 24 months’ of salary.

Employment Agreement - Paul C. Harris, PhD

Effective 1 January 2008, the Company entered into an employment agreement with Dr. Harris pursuant to which he agreed to provide his services to the Company in the capacity of Vice President Research and Development for a term to continue until terminated.  Under the agreement, Dr. Harris is: (i) paid an annual salary of U.S. $214,300; (ii) eligible to participate in the 2008 Stock Option Plan; (iii) eligible to participate in the Company’s employee medical, dental and life insurance plans; (iv) eligible to be reimbursed for reasonable out of pocket expenses; and (v) eligible to earn incentive bonuses for nominally 40% of his annual salary.  The agreement provides for a severance payment of one month’s salary in the event that there is cause for dismissal.  The agreement further provides for a severance payment equal to three months’ salary plus two additional months’ salary for each year he is employed by the Company or under contract to the Company up to a maximum of 12 months in the event that the Company terminates Dr. Harris’ employment without cause.  The agreement provides that within 30 days of a change of control of the Company Dr. Harris may voluntarily terminate his employment by providing written notice to the Company. The termination and end of employment will be effective six months from the date of termination, or earlier if agreed to by the acquiring company.  In such a case, Dr. Harris shall be paid and continue to be employed for said six months and then he will be entitled to twelve months of severance payment in a lump sum.

Compensation of Directors

During our fiscal year ended 31 December 2009, no director who is not also a Named Executive Officer, received compensation for services provided to us in their capacities as directors, consultants or otherwise, except as described below.

We retain Borden Ladner Gervais LLP, a law firm in which Ian A. Webb, a member of our Board of Directors, is a partner.   For the year ended 31 December 2009, we incurred legal fees payable to this law firm totaling $175,888 of which $135,011 was a share issuance cost directly related to the public offering in the year.  As at 31 December 2009, $3,500 remained outstanding and is included in the balance of accrued liabilities.

Strategic consulting services fees in the amount of $250,000 were incurred by our Company for extraordinary services provided by Todd Patrick, a member of the Board of Directors, in relation to successfully negotiating the Roche Sales and Distribution Agreement in June 2008.  This fee was also in recognition of unpaid, but significant services provided by Mr. Patrick in relation to negotiation of the 3M agreement, as well as several business development partnering initiatives and one merger and acquisition transaction that did not close.  This fee was paid to Mr. Patrick in June 2009.

Effective 1 January 2008 non-management board members received an annual retainer of $12,000 and board of director meeting fees of $750 for local residents for local board of director meetings and $1,500 for non-local residents and meetings with no additional fees to be paid for committee meetings.  Fees were to be payable in cash quarterly beginning after the next financing of the Company. Due to the fact that the Company did not raise the desired amount of capital at the time of the October 2008 financing, this payment totalling $87,000 was paid to the board members in June of 2009 after the close of a financing.  For the year ended 31 December 2009 fees totalling $84,000 were incurred of which $63,000 were paid during the year and $21,000 remained outstanding and are included in the balance of accrued liabilities.

During our fiscal year ended 31 December 2009, we made the following stock option awards to directors who are not also Named Executive Officers:

Securities Under Options Granted (#)	Exercisable or Base Price ($ / Security)	Market Value of Securities Underlying Options on the Date of Grant ($ / Security)	Expiration Date
250,000	0.115	0.115	10 December 2014

Director Compensation Table - 2009

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Richard J. Bastiani, PhD	17,250	NA	5,750	NA	NA	Nil	23,000
Richard K. Bear	17,250	NA	5,750	NA	NA	Nil	23,000
Anthony F. Holler, MD	15,750	NA	5,750	NA	NA	Nil	21,500
Todd R. Patrick	18,000	NA	5,750	NA	NA	Nil	23,750
Ian A. Webb	15,750	NA	5,750	NA	NA	Nil	21,500

Corporate Governance

The Board is required to supervise the management of the business and affairs of the Company.  In November 2006, the Board adopted a formal written mandate, which defined its stewardship responsibilities.  This mandate was prepared in light of the adoption of National Instrument 52-110 – Audit Committees (“NI-52-110”), National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines (“NP 58-201”) and, together with NI 58-101, the “Corporate Governance Disclosure Rules”).

The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting shareholders’ interests and maximizing shareholder value.

The Corporate Governance Disclosure Rules have established guidelines for effective governance of public companies.  The Board is of the view that the Company’s system of corporate governance generally meets or exceeds these guidelines.

The Company’s corporate governance practices are compared with the NI 58-101 guidelines for effective corporate governance in Schedule “A” to this Information Circular.

Composition of the Board

The Board currently consists of six Directors, four of whom, Dr. Richard Bastiani, Richard Bear, Dr. Anthony Holler and Todd Patrick, qualify as independent Directors under NI 52-110, are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act in the best interests of the Company.  S. Wayne Kay is a Director who is not independent due to his management position with the Company.  Ian Webb is a Director who is not independent due to the fact that he is a partner at a law firm that provides legal services to the Company on an ongoing basis.

Board Committees

The Board has established three committees:  the Audit Committee, the Compensation Committee and the Nomination and Corporate Governance Committee.  Each committee operates in accordance with the Board’s formal written mandate, which defines its stewardship responsibilities.  The following is a description of the composition and mandate for each of the committees of the Board.

Audit Committee

Pursuant to the provisions of the Business Corporations Act (British Columbia), the Company is required to have an audit committee, which, at the present time, is comprised of Richard K. Bear (Chair), (independent and financially literate), Dr. Richard J. Bastiani (independent and financially literate) and Todd R. Patrick (independent and financially literate).

The Audit Committee assists the Board of Directors in its oversight functions as they relate to the integrity of the Company’s financial statements and accounting processes, and the independent auditor’s qualifications and independence.  In this regard, the Audit Committee has primary responsibility for the Company’s financial reporting, accounting systems and internal controls.  The full text of the Audit Committee’s charter, which sets out its detailed responsibilities, is attached as Exhibit 15.1 to the Company’s annual information form (Form 20-F) dated 31 March 2009.

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as follows:  requests for services are normally made by the Company’s Vice President Finance & Administration to the Audit Committee; if approved by the Audit Committee, the request and approval are forwarded to the external auditors; and no matter the source of the request, the external auditors will confirm approval with the Chairman of the Audit Committee prior to initiating any non-audit services.

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees (1)	Tax Fees (2)	All Other Fees (3)
2009 2008	$210,533 $209,369	$116,905 $140,264	$5,550 $7,215	$77,493 Nil

(1)
Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under "Audit Fees".  In 2009, includes $108,748 [2008 - $76,351] in fees related to assessing our compliance with the Sarbanes-Oxley Act.

(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees for services other than disclosed in any other column.

Compensation Committee

The current members of the Compensation Committee are Dr. Anthony Holler (Chair) and Todd Patrick, both of whom are independent for purposes of the Corporate Governance Disclosure Rules.

The Compensation Committee provides, on behalf of the Board, review, oversight and approval of the Company’s policies, practices and procedures relating to human resources to ensure ongoing, long-term development and deployment of high-calibre senior management resources.  The duties and responsibilities of the Committee are as follows:

•
To review and make recommendations to the Board on the annual corporate goals and objectives related to the compensation of the CEO and other senior officers, to evaluate the performance of the CEO in light of these goals and objectives and to recommend the level of the different components of the CEO’s compensation based on the evaluation of the CEO’s performance and the competitive compensation paid to other CEOs in the relevant comparator group;

•	In consultation with management, to determine the general compensation philosophy and oversee the development of compensation policies and programs for the Company;

•	To make recommendations to the Board on the compensation of senior officers;

•	To make recommendations to the Board on compensation generally;

•
To determine, review and make recommendations to the Board on the Company’s short-term and long-term incentive plans (including without limitation, its stock option plan, if any) and to advise on their use, from time to time;

•	To review and make recommendations to the Board on issues that may arise in relation to any senior officer employment contract;

•	To make recommendations to the Board with respect to any severance or similar termination payments proposed to be made to any current or former senior officer;

•	To deliver an annual report to shareholders on executive compensation; and,

•	Any other duties or responsibilities expressly delegated to the Committee by the Board from time to time relating to the Company’s compensation programs.

The Compensation Committee reviews and makes recommendations to the Board in respect of the overall compensation strategy, salary and benefits, and succession planning of the executive officers of the Company.  In addition, the Compensation Committee is responsible for reviewing any agreements with executive officers that may address retirement, termination of employment or special circumstances, and for the general compensation structure, policies and incentive programs of the Company, including the administration of the 2008 Stock Option Plan, as defined above, and for delivering an annual report to shareholders on executive compensation.  The Compensation Committee annually reviews and makes recommendations to the Board for approval with respect to annual and long-term corporate goals and objectives relevant for determining the compensation for the Chief Executive Officer and annually reviews the performance of the Chief Executive Officer to the goals and objectives established.

Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee of the Company is currently composed of Ian A. Webb (Chair), Dr. Anthony F. Holler, Todd R. Patrick and Richard K. Bear, the majority of whom are independent Directors.  The duties and responsibilities of the Committee are as follows:

•	To oversee the effective functioning of the Board;

•	To oversee the relationship between management and the Board and to recommend improvements in such relationship to the Board;

•	To take initiatives, at such times as are desirable or necessary, to ensure that the Board can function independently of management, including without limitation, recommending to the Board:

o	Mechanisms to allow Directors who are independent an opportunity to discuss issues in the absence of management; and,

o	To authorize the engagement of outside advisors including legal, accounting and financial advisors by individual Directors at the Company’s expense;

•	To periodically review and make recommendations to the Board with respect to:

o	The size and composition of the Board, with a view to promoting effectiveness and efficiency;

o	The appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of Directors to the committees;

o	The appropriateness of the terms of the mandate and responsibilities of the Board;

o	With the assistance of the Compensation Committee, the compensation of the Directors in light of time commitments, comparative fees, risks and responsibilities;

o	The directorships held by the Company’s Directors and Officers in other corporations;

o	The Company’s nominees on the Boards of Directors of its subsidiaries; and

o	The Chairman of the Board and the appropriateness of the duties and responsibilities of the Chairman of the Board.

•
To recommend nominees for election as Directors of the Company, taking into account the competencies, skills and personal qualities required to add value to the Company and the functioning of the Board and its committees; and,

•
To carry out any other duties or responsibilities expressly delegated to the Committee by the Board and to undertake such other initiatives as are needed to assist the Board in providing efficient and effective corporate governance for the benefit of shareholders and other stakeholders of the Company.

Summary of Attendance of Directors

The following table sets out the attendance of Directors at Board meetings and meetings of the committees of the Board of which they were members during the year ended 31 December 2009:

Director	Board	Audit	Compensation	Nomination and Corporate Governance
	12 meetings	7 meetings	4 meetings	1 meeting
Dr. Richard J. Bastiani	9/12	4/7	N/A	N/A
Richard K. Bear	12/12	7/7	N/A	1/1
Dr. Anthony F. Holler	12/12	N/A	4/4	1/1
S. Wayne Kay	12/12	N/A	N/A	N/A
Todd R. Patrick	10/12	7/7	4/4	1/1
Ian A. Webb	12/12	N/A	N/A	1/1

Code of Ethical Conduct

As part of its stewardship responsibilities, in November 2006, the Board of Directors adopted a formal “Code of Business Conduct and Ethics” which was designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure.  The Code is applicable to all of the Company’s directors, officers and employees.  The full text of the Code is available free of charge to any person upon request from the Chief Financial Officer at 1781 - 75th Avenue W, Vancouver, British Columbia, Canada V6P 6P2; Telephone (604) 456-6010; Facsimile (604) 456-6066; Email: lkaler@responsebio.com.

Interest of Insiders in Material Transactions

None of the insiders of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of such insider or proposed nominee, has any direct or indirect material interest in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which materially affected or would materially affect the Company or any of its subsidiaries, other than as disclosed herein.

Interest of Certain Persons in Matters to be Acted Upon

Except as otherwise disclosed herein, no Director, executive officer, nominee for election as a Director, or associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Indebtedness of Directors and Senior Officers

No Director, executive officer, nominee for election as a Director or associate of any such Director, executive officer or proposed nominee, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company.

Additional Information

Additional information relating to the Company is available under the Company’s profile on the SEDAR website at www.sedar.com.  Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for the most recent fiscal year.

Shareholders may obtain a copy of the Company’s financial statements and management’s discussion and analysis upon request to the Chief Financial Officer at 1781 - 75th Avenue W, Vancouver, British Columbia, Canada V6P 6P2; Telephone (604) 456-6010; Facsimile (604) 456-6066; Email: lkaler@responsebio.com.

DATED at Vancouver, British Columbia, the 7th day of April 2010.

BY ORDER OF THE BOARD

/s/ S. Wayne Kay
S. Wayne Kay

SCHEDULE “A”

CORPORATE GOVERNANCE DISCLOSURE

Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices		Comments
1. Board of Directors
(a)	Disclose the identity of Directors who are independent.
The following members of the Board of Directors (the “Board”) of Response Biomedical Corporation (the “Company”) proposed for nomination as Directors are considered to be “independent”, within the meaning of the Corporate Governance Disclosure Rules:

Dr. Richard J. Bastiani – independent
Richard K. Bear – independent
Dr. Anthony F. Holler – independent
Todd R. Patrick – independent

(b)	Disclose the identity of Directors who are not independent, and describe the basis for that determination.	S. Wayne Kay – not independent – Chief Executive Officer of the Company Ian A. Webb – not independent – partner of a law firm providing ongoing legal services to the Company
(c)
Disclose whether or not a majority of Directors are independent.  If a majority of Directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.
A majority of the Company’s Directors are independent. Four of the six persons nominated as Directors qualify as independent Directors for the purposes of the Corporate Governance Disclosure Rules.
(d)
If a Director is presently a Director of any other issuer that is a reporting issuer (or the equivalent) in the same jurisdiction or a foreign jurisdiction, identify both the Director and the other issuer.

Dr. Richard Bastiani – Director of Abaxis Inc.
Dr. Anthony Holler – Director of Corriente Resources, Inc. and Inviro Medical, Inc., and Chairman of the Board of CRH Medical Corporation.
Todd Patrick – Director of CRH Medical Corporation and Inviro Medical, Inc.
Ian A. Webb – Director of CRH Medical Corporation

(e)
Disclose whether or not the independent Directors hold regularly scheduled meetings at which non-independent Directors and members of management are not in attendance. If the independent Directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent Directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent Directors.

Non-management directors meet separately at regularly scheduled Board meetings and periodically as required. Four (4) such meetings have occurred since 1 January 2009.  The Board believes such meetings are sufficient to facilitate open and candid discussions.

(f)
Disclose whether or not the chair of the Board is an independent Director. If the Board has a chair or lead Director who is an independent Director, disclose the identity of the independent chair or lead Director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead Director that is independent, describe what the Board does to provide leadership for its independent Directors.
Dr. Richard Bastiani is the Chairman of the Board of Directors and is independent.
(g) Disclose the attendance record of each Director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.
Since 1 January 2009, the Board of Directors held twelve (12) meetings.  The attendance records of each of the Directors for the most recently completed financial year are set out on page 21 of the Information Circular.

2. Board Mandate
Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Board has adopted a formal written mandate, which defines its stewardship responsibilities. The terms of the Board of Directors Mandate are attached hereto as Exhibit 1 to this Schedule “A”.

3. Position Descriptions
(a)
Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee.  If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has adopted a written position description for the Chairman of the Board, titled “Duties and Responsibilities of the Chairman of the Board”.
The Chairman of each committee has been provided with a mandate for the committee and has accepted leadership responsibilities for ensuring fulfilment of the applicable mandate. The Board believes that each Chairman is sufficiently skilled through education and experience to lead the respective committee.

(b)
Disclose whether or not the Board and CEO have developed a written position description for the CEO.  If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.
The Board has adopted a written position description for the Chief Executive Officer, titled “Duties and Responsibilities of the CEO”.
4. Orientation and Continuing Education
(a)
Briefly describe what measures the Board takes to orient new Directors regarding (i) the role of the Board, its committees and its Directors, and (ii) the nature and operation of the issuer’s business.

Management provides educational presentations and tours of the Company’s facilities to new Board members.  In addition, the Company has developed a Board Manual, which outlines the salient information about the Company necessary for Directors to serve effectively.  Most Board meetings are held at the Company’s premises, often including presentations by various functional areas, to give Board members additional insight into the business.

(b)
Briefly describe what measures, if any, the Board takes to provide continuing education for its Directors.  If the Board does not provide continuing education, describe how the Board ensures that its Directors maintain the skill and knowledge necessary to meet their obligations as Directors.
The Company supports and encourages Board members to engage in ongoing Director education in particular areas to maintain the skill and knowledge necessary to effectively perform their duties.

5. Ethical Business Conduct
(a)
Disclose whether or not the Board has adopted a written code for the Directors, Officers and employees.  If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and, (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a Director or executive officer that constitutes a departure from the code.

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) governing Directors, Officers and employees.  The Board monitors compliance with the Code by ensuring that all employees have read and understood the Code and by charging management with bringing to the Board’s attention any issues that arise with respect to the Code.
There has been no conduct of a Director or executive officer that constitutes a departure from the Code, and no material change report in that respect has been filed.

(b)
Describe any steps the Board takes to ensure Directors exercise independent judgment in considering transactions and agreements in respect of which a Director or executive officer has a material interest.

Directors must disclose to the Chairman any instances in which they perceive they have a material interest in any matter being considered by the Board; and if it is determined there is a conflict of interest, or that a material interest is held, the conflict must be disclosed to the full Board.  In addition, the interested Board member must refrain from voting and exit the meeting while the Board is considering the transaction at issue.

(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.
The Company’s Audit Committee is responsible for setting the standards of business conduct contained in the Code and for overseeing and monitoring compliance with the Code.  The Code also sets out mechanisms for the reporting of unethical conduct.

6. Nomination of Directors
(a) (b) (c)
Describe the process by which the Board identifies new candidates for Board nomination.
Disclose whether or not the Board has a nominating committee composed entirely of independent Directors.  If the Board does not have a nominating committee composed entirely of independent Directors, describe what steps the Board takes to encourage an objective nomination process.
If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

All members of the Board are tasked with recommending individuals they believe are suitable candidates for the Board.  The Nomination and Corporate Governance Committee identifies, reviews the qualifications of and recommends to the Board possible nominees for election or re-election to the Board at each annual general meeting of the Company and identifies, reviews the qualifications of and recommends to the Board possible candidates to fill vacancies on the Board between annual general meetings.  The Nomination and Corporate Governance Committee also periodically reviews and makes recommendations to the Board with respect to the composition of the Board.
All members of the Nomination and Corporate Governance Committee (other than Ian Webb) are outside, non-management and independent Directors in accordance with the Corporate Governance Disclosure Rules.
The Nomination and Corporate Governance Committee oversees the effective functioning of the Board and annually reviews and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of Directors to such committees; and (iii) the appropriateness of the terms of the mandate and responsibilities of the Board.

7. Compensation
(a) (b) (c) (d)
Describe the process by which the Board determines the compensation for the issuer’s Directors and Officers.
Disclose whether or not the Board has a compensation committee composed entirely of independent Directors.  If the Board does not have a compensation committee composed entirely of independent Directors, describe what steps the Board takes to ensure an objective process for determining such compensation.
If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s Directors and Officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Company’s Compensation Committee, with the assistance of selected members of management, reviews overall compensation policies, compares them to the overall industry, and makes recommendations to the Board on the compensation of executive officers and the Board.
The Compensation Committee is comprised of two Directors, each of whom is an independent Director for the purposes of the Corporate Governance Disclosure Rules.
The Compensation Committee determines the salary and benefits of the executive officers of the Company, determines the general compensation structure, policies and programs of the Company, administers the Company’s stock option plans and delivers an annual report to shareholders on executive compensation.
In addition, the Compensation Committee reviews and makes recommendations to the Board for approval with respect to the annual and long-term corporate goals and objectives relevant to determining the compensation of the CEO.
No compensation consultants have been retained.

8. Other Board Committees
If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board may, from time to time, appoint additional committees to deal with particular issues but there are currently no additional standing committees.
9. Assessments
Disclose whether or not the Board, its committees and individual Directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual Directors are performing effectively.

The CEO is assessed each year on the basis of the objectives set out by the Board for his position, his performance throughout the year and his ability to execute on long-term strategy.  The CEO is assessed first by the Compensation Committee and then by the Board as a whole.
The Board has also appointed a Nomination and Corporate Governance Committee, which proposes and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of Directors to such committees; and, (iii) the appropriateness of the terms of the mandate and responsibilities of the Board.
No formal assessments of existing Board members were carried out in 2009.

EXHIBIT 1 TO SCHEDULE “A”

Mandate and Responsibilities of the Board of Directors

(Adopted by the Board of Directors on 10 November 2006)

A.         STEWARDSHIP RESPONSIBILITY

Subject to the Articles of Response Biomedical Corporation (the “Company”) and applicable law, the Board of Directors (the “Board”) of the Company has the responsibility to supervise the management of the business and affairs of the Company including without limitation a stewardship responsibility to:

1.	Oversee the conduct of the business of the Company;
2.	Provide leadership and direction to management;
3.	Evaluate management;
4.	Set policies appropriate for the business of the Company;
5.	Approve corporate strategies and goals; and,
6.	Nominate Directors.

The day-to-day management of the business and affairs of the Company is delegated by the Board to the Chief Executive Officer (“CEO”).  The Board will give direction and guidance through the CEO to management and the CEO will keep management informed of the Board’s evaluation of the senior officers in achieving and complying with established goals and policies.

B.         COMPOSITION, PROCEDURES AND ORGANIZATION

1.	The Board shall:

	a.	Before each annual general meeting, recommend nominees to the shareholders for election as Directors for the ensuing year;
	b.	Identify, review the qualifications of, and approve candidates to fill vacancies on the Board between annual general meetings;
	c.	Appoint such committees of the Board as it deems appropriate and appoint the chair of each committee;
	d.	Establish the mandate, duties and responsibilities of each committee of the Board;
	e.	Elect a Chairman of the Board and, when desirable, a Vice-Chairman of the Board, and establish their duties and responsibilities;
	f.	Appoint a CEO of the Company and establish the duties and responsibilities of the CEO; and,
	g.	On the recommendation of the CEO, appoint the senior officers of the Company and approve the senior management structure of the Company.

2.
A principal responsibility of the Chairman of the Board is to manage, and act as the chief administrative officer of, the Board with such duties and responsibilities as the Board may establish from time-to-time.

3.
The Board shall meet not less than four times during each year and will endeavor to hold one meeting in each quarter generally.  The Board will also meet at any other time at the call of the Chairman of the Board or, subject to the Articles of the Company, the CEO or any Director.

C.         DUTIES AND RESPONSIBILITIES

The Board has the following specific duties and responsibilities:

1.
Approve, supervise and provide guidance on the strategic planning process.  The CEO and senior management team will have direct responsibility for the ongoing strategic planning process and the establishment of long-term goals for the Company, which are to be reviewed and approved by the Board.  The Board will provide guidance to the CEO and senior management team on the Company’s ongoing strategic plan.  Based on the reports from the CEO, the Board will monitor the success of management in implementing the approved strategies and goals;

2.	Identify the principal risks of the Company’s business and use reasonable steps to ensure the implementation of appropriate systems to manage these risks;
3.
Use reasonable steps to ensure that the Company has management of the highest calibre.  This responsibility is carried out primarily through the appointment of the CEO as the Company’s business leader.  The Board will assess, on an ongoing basis, the CEO’s performance against criteria and objectives established by the Board from time to time.  The Board will also use reasonable steps to ensure that the CEO has in place adequate programs to train, develop and assess the performance of senior management;

4.	Keep in place adequate and effective succession plans for the CEO and senior management;
5.	Place limits on management’s authority as may be determined advisable by the Board;
6.	Oversee the integrity of the Company’s internal control and management information systems;
7.	Monitor the Company’s communications policy;
8.	Require that the Board be kept informed of the Company’s material activities and performance and take appropriate action to correct inadequate performance;
9.	Approve all significant capital plans and establish priorities for the allocation of funds to ongoing operations and capital projects;
10.	Approve all single expenditure items proposed by the Company exceeding $250,000 not provided for in any approved capital plan;
11.	Provide for the independent functioning of the Board;
12.	Adopt a formal code of business ethics that governs the behaviour of its Directors, Officers and employees and monitor compliance with the code of conduct and grant any waivers;
13.	Provide advice and counsel to management on significant issues;
14.	Review and approve any significant policies of the Company; and
15.	Oversee the quality and integrity of the Company’s accounting and financial reporting systems, disclosure controls and internal controls.

The duties and responsibilities set out above do not extend, and are not to be interpreted as extending, the obligations and liabilities of the Directors beyond those imposed by applicable law and in each case are subject to the Articles of the Company and applicable law.